  EXHIBIT 99.2
Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

May 31, 2018

Intellipharmaceutics International Inc.
May 31, 2018

Table of contents

Condensed unaudited interim consolidated balance sheets	2
Condensed unaudited interim consolidated statements of operations and comprehensive loss	3
Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)	4
Condensed unaudited interim consolidated statements of cash flows	5
Notes to the condensed unaudited interim consolidated financial statements	6-24

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31,	November 30,
	2018	2017
	$	$
Assets
Current
Cash	1,360,674	1,897,061
Accounts receivable, net	445,898	689,619
Investment tax credits	726,490	636,489
Prepaid expenses, sundry and other assets	458,460	225,092
Inventory (Note 3)	185,518	115,667
	3,177,040	3,563,928

Deferred offering costs (Note 6)	431,914	565,302
Property and equipment, net (Note 4)	3,059,458	3,267,551
	6,668,412	7,396,781

Liabilities
Current
Accounts payable	2,931,487	2,060,084
Accrued liabilities	708,575	782,369
Employee costs payable	223,698	214,980
Convertible debenture (Note 5)	1,322,606	1,290,465
Deferred revenue (Note 3)	300,000	300,000
	5,486,366	4,647,898

Deferred revenue (Note 3)	2,212,500	2,362,500
	7,698,866	7,010,398

Shareholders' (deficiency)/equity
Capital stock (Note 6,7 and 9)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
43,537,850 common shares	38,697,900	35,290,034
(November 30, 2017 - 34,704,516)
Additional paid-in capital	37,869,548	36,685,387
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(77,882,323)	(71,873,459)
	(1,030,454)	386,383
Contingencies (Note 11)
	6,668,412	7,396,781

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
	$	$	$	$
Revenue
Licensing (Note 3)	489,995	1,926,512	742,267	3,086,878
Up-front fees (Note 3)	86,972	75,000	169,218	150,000
	576,967	2,001,512	911,485	3,236,878

Cost of good sold
Cost of goods sold	65,874	211,372	65,874	211,372

Gross Margin	511,093	1,790,140	845,611	3,025,506

Expenses
Research and development	2,195,200	2,677,507	4,459,328	4,708,699
Selling, general and administrative	967,849	756,647	1,981,319	1,718,225
Depreciation	153,844	106,854	302,026	198,362
	3,316,893	3,541,008	6,742,673	6,625,286

Loss from operations	(2,805,800)	(1,750,868)	(5,897,062)	(3,599,780)
Net foreign exchange gain	7,675	33,894	7,700	17,306
Interest income	7	15,020	14	15,025
Interest expense	(61,158)	(103,375)	(119,516)	(228,741)
Net loss and comprehensive loss	(2,859,276)	(1,805,329)	(6,008,864)	(3,796,190)

Loss per common share, basic and diluted	(0.07)	(0.06)	(0.16)	(0.13)

Weighted average number of common
shares outstanding, basic and diluted	41,838,574	30,388,550	38,310,742	30,179,758

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' equity (deficiency)
for the six months ended May 31, 2018 and May 31, 2017
(Stated in U.S. dollars)
				Accumulated		Total
		Capital	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$
Balance, November 30, 2016	29,789,992	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264
DSU's to non-management board members (Note 8)	-	-	15,356	-	-	15,356
Stock options to employees (Note 7)	-	-	1,644,868	-	-	1,644,868
Proceeds from ATM financing (Note 6)	593,162	1,448,472	-	-	-	1,448,472
Financing cost for shares issued (Note 6)	-	(150,792)	-	-	-	(150,792)
Issuance of common shares on exercise of warrants (Note 9)	153,009	392,131	(96,823)	-	-	295,308
Common shares issued for options exercised (Note 7)	7,000	18,935	(6,470)	-	-	12,465
Modification of convertible debenture (Note 5)	-	-	220,569	-	-	220,569
Net loss and comprehensive loss	-	-	-	-	(3,796,190)	(3,796,190)
Balance, May 31, 2017	30,543,163	31,539,537	35,794,571	284,421	(66,812,209)	806,320

Balance, November 30, 2017	34,704,516	35,290,034	36,685,387	284,421	(71,873,459)	386,383
DSU's to non-management board members (Note 8)	-	-	7,565	-	-	7,565
Stock options to employees (Note 7)	-	-	94,806	-	-	94,806
Proceeds from issuance of shares and warrants (Note 6)	8,833,334	4,184,520	1,115,480	-	-	5,300,000
Cost of warrant issued to placement agent (Note 9)	-	(141,284)	141,284	-	-	-
Share issuance cost (Note 6)	-	(635,370)	(174,974)	-	-	(810,344)
Net loss and comprehensive loss	-	-	-	-	(6,008,864)	(6,008,864)
Balance, May 31, 2018	43,537,850	38,697,900	37,869,548	284,421	(77,882,323)	(1,030,454)

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
	$	$	$	$
Net loss	(2,859,276)	(1,805,329)	(6,008,864)	(3,796,190)
Items not affecting cash
Depreciation	153,844	113,278	302,026	204,786
Stock-based compensation (Note 7)	63,118	821,943	94,806	1,644,868
Deferred share units (Note 8)	-	8,095	7,565	15,356
Accreted interest on convertible debenture (Note 5)	16,170	60,415	32,141	143,645
Unrealized foreign exchange loss (gain)	(9,601)	18,375	3,517	(19,495)

Change in non-cash operating assets & liabilities
Accounts receivable	(326,492)	86,742	243,721	(510,335)
Investment tax credits	(44,999)	152,635	(90,001)	90,166
Inventory	25,330	(89,643)	(69,851)	(492,617)
Prepaid expenses, sundry and other assets	(58,628)	(26,972)	(233,368)	(69,879)
Accounts payable, accrued liabilities and employee costs payable	(429,822)	(216,967)	734,942	266,968
Deferred revenue (Note 3)	(75,000)	(75,000)	(150,000)	(150,000)
Cash flows used in operating activities	(3,545,356)	(952,428)	(5,133,366)	(2,672,727)

Financing activities
Repayment of principal on convertible debenture (Note 5)	-	-	-	(150,000)
Repayment of capital lease obligations	-	(5,710)	-	(11,042)
Proceeds from issuance of common shares on at-the-market financing (Note 6)	-	871,449	-	1,448,472
Proceeds from issuance of common shares on exercise of warrants (Note 6 and 9)	-	29,958	-	295,308
Proceeds from issuance of common shares on option exercise (Note 7)	-	-	-	12,465
Proceed from issuance of shares and warrants (Note 6 and 9)	5,300,000	-	5,300,000	-
Offering costs	(618,689)	(55,102)	(618,689)	(71,667)
Cash flows provided from financing activities	4,681,311	840,595	4,681,311	1,523,536

Investing activity
Purchase of property and equipment (Note 4)	(45,507)	(797,173)	(84,332)	(1,519,615)
Cash flows used in investing activities	(45,507)	(797,173)	(84,332)	(1,519,615)

Increase (decrease) in cash	1,090,448	(909,006)	(536,387)	(2,668,806)
Cash, beginning of period	270,226	2,384,624	1,897,061	4,144,424

Cash, end of period	1,360,674	1,475,618	1,360,674	1,475,618

Supplemental cash flow information
Interest paid	13,750	52,337	81,610	82,398
Taxes paid	-	-	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

 1.
Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost plus payments on sales of resulting products and other incidental services. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $2,859,276 and $6,008,864 for the three and six months ended May 31, 2018 (three and six months ended May 31, 2017 – loss of $1,805,329 and $3,796,190), and has an accumulated deficit of $77,882,323 as at May 31, 2018 (November 30, 2017 - $71,873,459). The Company also has a working capital deficiency of $2,309,326 as at May 31, 2018 (November 30, 2017 - $1,083,970). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company may require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets, from proceeds of the Company’s at-the-market program (if the Company seeks to offer and sell common shares under such program and files with the Securities Exchange Commission a prospectus supplement related thereto) and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs at all.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.
Basis of presentation

(a)
Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”). Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2017.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2017. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented. All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)
Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies

(a)
Revenue recognition

The Company accounts for revenue in accordance with the provisions of Accounting Standards Codification (“ASC”) topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company also has a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provides Mallinckrodt an exclusive license to market sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA. Under the terms of this agreement, the Company is responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt.

Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC topic 605. Once product is sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(a)
Revenue recognition (continued)

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the three and six months ended May 31, 2018, the Company recognized $75,000 and $150,000 (three and six months ended May 31, 2017 - $75,000 and $150,000) of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years.

As of May 31, 2018, the Company has recorded a deferred revenue balance of $2,512,500 (November 30, 2017 -$2,662,500) relating to the underlying contracts, of which $300,000 (November 30, 2017 - $300,000) is considered a current portion of deferred revenue.

(b)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(c)
Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(c)
Inventory (continued)

Company expects to obtain for products in their respective markets, compared with historical cost and the remaining shelf life of goods on hand. As of May 31, 2018, the Company had inventories of $185,518 (November 30, 2017 - $115,667) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

(d)
Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company’s functional and reporting currency is the U.S. dollar.

(e)
Future accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(e)
Future accounting pronouncements (continued)

they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018 and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company adopted ASU 2016-15 on May 1, 2018. The adoption did not have an impact on the Company’s interim consolidated financial statements for the six months ended May 31, 2018.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation —Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

4.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
	$	$	$	$	$	$	$	$
Cost
Balance at November 30, 2016	295,296	124,151	129,860	3,933,693	1,205,811	276,300	76,458	6,041,569
Additions	235,454	31,908	42,638	1,353,110	235,641	-	-	1,898,751
Balance at November 30, 2017	530,750	156,059	172,498	5,286,803	1,441,452	276,300	76,458	7,940,320
Additions	18,376	-	-	75,557	-	-	-	93,933
Balance at May 31, 2018	549,126	156,059	172,498	5,362,360	1,441,452	276,300	76,458	8,034,253

Accumulated depreciation
Balance at November 30, 2016	238,672	117,506	109,243	2,290,074	1,143,792	179,422	73,222	4,151,931
Depreciation	47,811	13,622	10,747	379,158	49,154	19,376	970	520,838
Balance at November 30, 2017	286,483	131,128	119,990	2,669,232	1,192,946	198,798	74,192	4,672,769
Depreciation	37,513	6,232	5,251	203,522	41,418	7,750	340	302,026
Balance at May 31, 2018	323,996	137,360	125,241	2,872,754	1,234,364	206,548	74,532	4,974,795

Net book value at:
November 30, 2017	244,267	24,931	52,508	2,617,571	248,506	77,502	2,266	3,267,551
May 31, 2018	225,130	18,699	47,257	2,489,606	207,088	69,752	1,926	3,059,458

As at May 31, 2018, there was $595,589 (November 30, 2017 - $728,309) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

5.
Due to related parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	May 31,	November 30,
	2018	2017
Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, Payable monthly	$1,322,606	$1,290,465

On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture in the original principal amount of $1.5 million (the “Debenture”), which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15% imputed rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in an extinguishment of the original Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the Debenture. In accordance with ASC 470-50-40, the Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the Debenture over the remaining life of the Debenture using a 14.6% imputed rate of interest.

Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 6.6% imputed rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument was accreted over the remaining life of the Debenture using a 4.2% imputed rate of interest.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

5.
Due to related parties (continued)

Convertible debenture (continued)

Effective December 1, 2016, the maturity date of the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 26.3% imputed rate of interest.

Effective March 28, 2017, the maturity date of the Debenture was extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15.2% imputed rate of interest.

Effective September 28, 2017, the maturity date of the Debenture was extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 4.9% imputed rate of interest.

Accreted interest expense during the three and six months ended May 31, 2018 is $16,169 and $32,141 (three and six months ended May 31, 2017 - $60,415 and $143,645) and has been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the three and six months ended May 31, 2018 is $40,805 and $80,723 (three and six months ended May 31, 2017 – $41,446 and $81,364) and has also been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

6.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at May 31, 2018, the Company had 43,537,850 (November 30, 2017 - 34,704,516) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,781,312 (November 30, 2017 - 5,781,312) common shares or approximately 13% (November 30, 2017 – 17%) of IPC.

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the Nasdaq or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

6.
Capital stock (continued)

Authorized, issued and outstanding (continued)

During the three and six months ended May 31, 2018, an aggregate of Nil (three and six months ended May 31, 2017 – 371,804 and 593,162) common shares were sold on Nasdaq for gross proceeds of $Nil (three and six months ended May 31, 2017 – $871,449 and $1,448,472), with net proceeds to the Company of $Nil (three and six months ended May 31, 2017 – $845,785 and $1,406,243), respectively, under the at-the-market offering program. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. If the Company seeks to offer and sell common shares under its at-the-market program, the Company will file another prospectus supplement prior to making such additional offers and sales. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at May 31, 2018, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $2,927,071 (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations). There can be no assurance that any additional shares will be sold under the at-the-market program.

Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014, direct costs related to the base shelf prospectus filed in May 2017 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the three and six months ended May 31, 2018, costs directly related to the at the-market facility of $Nil (three and six months ended May 31, 2017 – $25,664 and $42,229) were recorded in share offering costs and an additional $120,271 (three and six months ended May 31, 2017 - $79,059 and $108,563) of deferred costs were amortized and recorded in share offering costs related to the base shelf prospectus and to the at-the-market facility.

(c)
In October 2017, the Company completed a registered direct offering of 3,636,364 common shares at a price of $1.10 per share. The Company also issued to the investors warrants to purchase an aggregate of 1,818,182 common shares (the “October 2017 Warrants”). The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, have a term of three years and an exercise price of $1.25 per common share. The Company also issued to the placement agents warrants to purchase 181,818 common shares at an exercise price of $1.375 per share (the “Placement Agent Warrants”).

The holders of October 2017 Warrants and Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification.

The Company recorded $3,257,445 as the value of common shares under Capital stock and $742,555 as the value of the warrants under additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 9.

The direct costs related to the issuance of the common shares and warrants were $500,492 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $391,580 being recorded under Capital stock and $108,912 being recorded under additional paid-in-capital.

(d)
In March 2018, the Company completed two registered direct offerings of an aggregate of 8,833,334 common shares at a price of $0.60 per share. The Company also issued to the investors warrants to purchase an aggregate of 4,416,667 common shares (the “March 2018 Warrants”) . The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, and an exercise price of $0.60 per common share. The Company also issued to the placement agents warrants to purchase 441,667 common shares at an exercise price of $0.75 per share (the “March Placement Agent Warrants”).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

6.
Capital stock (continued)

Authorized, issued and outstanding (continued)

The holders of March 2018 Warrants and March Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification.

The Company recorded $4,184,520 as the value of common shares under Capital stock and $1,115,480 as the value of the warrants under additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 9.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against the statement of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under additional paid-in-capital.

7.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 4,353,785 based on the number of issued and outstanding common shares as at May 31, 2018. As at May 31, 2018, 2,849,229 options are outstanding and there were 1,504,556 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option.

Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 2,487,546 performance-based stock options have vested as of May 31, 2018. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2020. As a result of the modification of the performance-based stock option expiry date, the Company recorded additional compensation costs of $45,793 related to vested performance options during the six ended May 31, 2018. These options were outstanding as at May 31, 2018.

In the three and six months ended May 31, 2018, Nil (three and six months ended May 31, 2017 – Nil) stock options were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than eight years. For options that have an expected life of less than eight years the Company uses its own volatility.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

7.
Options (continued)

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options.

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	May 31, 2018			May 31, 2017
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value
	#	$	$	#	$	$
Outstanding, beginning of period	5,828,112	3.20	1.72	5,392,460	3.48	1.88
Exercised	-	-	-	(7,000)	2.32	1.20
Expired	(158,277)	5.42	3.92	(2,155)	67.97	52.48
Forefited	(56,666)	1.19	1.02	-	-	-
Balance at
end of period	5,613,169	3.15	1.66	5,383,305	3.45	1.86

Options exercisable end of period	5,062,782	3.24	1.72	4,387,455	3.46	1.94

Total unrecognized compensation cost relating to the unvested performance-based stock options at May 31, 2018 is approximately $793,795 (May 31, 2017 - $788,887). For the three and six months ended May 31, 2018, no compensation cost has been recognized for the remaining unvested performance-based options (three and six months ended May 31, 2017 - $788,886 and $1,577,772).

For the three and six months ended May 31, 2018, no options were exercised. For the three and six months ended May 31, 2017, Nil and 7,000 options were exercised for cash consideration of $Nil and $12,465, respectively.

The following table summarizes the components of stock-based compensation expense.

Stock-based compensation	Three months ended		Six months ended
related to:	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
	$	$	$	$

Research and development	56,957	800,913	67,995	1,602,025
Selling, general and administrative	6,162	21,030	26,811	42,843
	63,119	821,943	94,806	1,644,868

The Company has estimated its stock option forfeitures to be approximately 4% for the three and six months ended May 31, 2018 (three and six months ended May 31, 2017 – 4%).

8.
Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

8.
Deferred share units (continued)

During the three and six months ended May 31, 2018, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at May 31, 2018, 102,791 DSUs are outstanding and 7,209 DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three and six months ended May 31, 2018 and three and six months ended May 31, 2017 in additional paid in capital and accrued the following amounts as at May 31, 2018 and May 31, 2017:

	Three months ended				Six months ended
	May 31, 2018		May 31, 2017		May 31, 2018		May 31, 2017
	$	shares	$	shares	$	shares	$	shares

Additional paid in capital	-	-	8,095	3,128	7,565	8,660	15,356	5,484
Accrued liability	-	-	7,222	3,723	-	-	7,222	3,723

9.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common share and warrants.

The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $2.10 per share (the “March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common shares and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $2.55 per share (the “July 2013 Warrants”).

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 3,636,364 common shares at a price of $1.10 per share and

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

9.
Warrants (continued)

warrants to purchase an additional 1,818,182 common shares. The October 2017 Warrants are exercisable six months following the closing date and will expire 30 months after the date they become exercisable, and have an exercise price of $1.25 per common share. The Company also issued the Placement Agents Warrants to purchase 181,818 common shares at an exercise price of $1.375 per share. The holders of October 2017 Warrants and Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rates of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 8,833,334 common shares at a price of $0.60 per share and warrants to purchase an additional 4,416,667 common shares. The March 2018 warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, and have an exercise price of $0.60 per common share. The Company also issued the March Placement Agent Warrants to purchase 441,667 common shares at an exercise price of $0.75 per share. The holders of March 2018 Warrants and March Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the Placement Agents Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil.

The following table provides information on the 10,507,056 warrants outstanding and exercisable as of May 31, 2018:

	Exercise	Number		Shares issuable
Warrant	price	outstanding	Expiry	upon exercise

July 2013 Warrants	$2.55	870,000	July 31, 2018	217,500
June 2016 Warrants	$1.93	2,778,722	June 02, 2021	1,389,361
October 2017 Warrants	$1.25	1,818,182	October 13, 2020	1,818,182
March 2018 Warrants	$0.60	2,916,667	March 16, 2021	2,916,667
March 2018 Warrants	$0.60	1,500,000	March 21, 2021	1,500,000
Placement Agent Warrants	$1.375	181,818	October 13, 2020	181,818
March Placement Agent Warrants	$0.75	291,667	March 16, 2021	291,667
March Placement Agent Warrants	$0.75	150,000	March 21, 2021	150,000
		10,507,056		8,465,195

During the three and six months ended May 31, 2018, there were no cash exercises in respect of warrants (three and six months ended May 31, 2017 – 31,044 and 306,018) and no cashless exercise (three and six months ended May 31, 2017 - Nil) of warrants, resulting in the issuance of Nil (three and six months ended May 31, 2017 – 15,522 and 153,009) and Nil (three and six months ended May 31, 2017 - Nil) common shares, respectively.

For the warrants exercised, the Company recorded a charge to capital stock of $Nil (three and six months ended May 31, 2017 - $39,780 and $392,131) comprised of proceeds of $Nil (three and six months ended May 31, 2017 – $29,958 and $295,308) and the associated amount of $Nil (three and six months ended May 31, 2017 - $9,822 and $96,823) previously recorded in additional paid-in-capital.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

9.
Warrants (continued)

Details of warrant transactions are as follows:

	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	October 2017 Warrants	Placement Agent Warrants	March 2018 Warrants	Placement Agent Warrants	Total
Outstanding, December 1, 2017	1,491,742	870,000	2,778,722	1,818,182	181,818	-	-	7,140,464
Issued	-	-	-	-		4,416,667	441,667	4,858,334
Expired	(1,491,742)	-	-	-	-	-	-	(1,491,742)
Outstanding, May 31, 2018	-	870,000	2,778,722	1,818,182	181,818	4,416,667	441,667	10,507,056

	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	Total
Outstanding, December 1, 2016	1,491,742	870,000	3,114,740	5,476,482
Exercised	-	-	(306,018)	(306,018)
Outstanding, May 31, 2017	1,491,742	870,000	2,808,722	5,170,464

10.
Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three and six months ended May 31, 2018 and May 31, 2017. The Company has non-capital loss carry-forwards at May 31, 2018, totaling $39,462,979 in Canada and $47,120 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2028 and 2038.

For the three and six months ended May 31, 2018, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of approximately $15,700,000 which can be carried forward indefinitely.

For the three and six months ended May 31, 2018, the Company had approximately $3,000,000 of unclaimed Investment Tax Credits which expire from 2025 to 2037. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

11.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at May 31, 2018, and continuing as at July 16, 2018, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for the Company’s abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P.'s file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed that its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of the Company’s NDA filing for Oxycodone ER, alleging that the Company’s proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

11.
Contingencies (continued)

product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against the Company adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018 the court issued an order to sever 6 overlapping patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remains unchanged. The Company is confident that it does not infringe any of the subject patents in either of the two cases and will vigorously defend against these claims.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York asserting claims under the federal securities laws against the Company and two of its executive officers on behalf of a putative class of purchasers of the Company’s securities. In a subsequent order, the Court consolidated the three actions under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.), appointed lead plaintiffs in the consolidated action, and approved lead plaintiffs’ selection of counsel. Lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, lead plaintiffs purport to assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. On March 30, 2018, the Company filed a motion to dismiss in response to the claim. A response by the plaintiffs was filed May 31, 2018. A reply in support of the motion to dismiss was filed by the Company on June 29, 2018. The Company and the other defendants intend to vigorously defend themselves against the claims asserted in the consolidated action.

12.
Financial instruments

(a)
Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

12.
Financial instruments (continued)

(a)
Fair values (continued)

techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than eight years (Level 2) while the Company uses its own historical volatility for options that have an expected life of eight years or less (Level 1).

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	May 31, 2018		November 30, 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debenture(i)	1,322,606	1,336,045	1,290,465	1,316,386

(i)
The Company calculates the interest rate for the Debenture and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debenture and the amounts due to related parties.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)
Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

12.
Financial instruments (continued)

(b)
Interest rate and credit risk (continued)

	May 31,	November 30,
	2018	2017
	$	$

Total accounts receivable	512,747	756,468
Less allowance for doubtful accounts	(66,849)	(66,849)
Total accounts receivable, net	445,898	689,619

Not past due	377,307	689,619
Past due for more than 31 days
but no more than 90 days	68,581	5,176
Past due for more than 120 days	66,859	61,673
Total accounts receivable, gross	512,747	756,468

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three and six months ended May 31, 2018, two customers accounted for substantially all the revenue and all the accounts receivable of the Company and for the three and six months ended May 31, 2017, Par accounted for substantially all of the revenue and all of the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)
Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

(d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at May 31, 2018:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	2,931,487	-	-	-	-	2,931,487
Accrued liabilities	708,575	-	-	-	-	708,575
Related parties
Employee costs payable	223,698	-	-	-	-	223,698
Convertible debenture (Note 5)	40,805	1,363,450	-	-	-	1,404,255
	3,904,565	1,363,450	-	-	-	5,268,015

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and six months ended May 31, 2018 and 2017
(Stated in U.S. dollars)

13.
Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	Three months ended		Six months ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017
	$	$	$	$
Revenue
Canada	-	-	-	-
United States	576,967	2,001,512	911,485	3,236,878
	576,967	2,001,512	911,485	3,236,878

			May 31,	November 30,
			2018	2017
			$	$
Total assets
Canada			6,668,412	7,396,781

Total property and equipment
Canada			3,059,458	3,267,551